UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

(Name of Subject Company (Issuer))

SENTINEL ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

SENTINEL ACQUISITION HOLDINGS INC.

(Parent of Offeror)

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

37950B107

(CUSIP Number of Class of Securities)

Sentinel Acquisition Holdings Inc.

c/o Ares Capital Opportunities Fund III, L.P.

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

(310) 201-4100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067

(310) 557-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$248,528,962.25(1)	$28,854.21(2)

(1)

Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 10,248,617 shares of Global Defense Technology & Systems, Inc. common stock (representing the shares of common stock outstanding, in the-money options and shares of common stock subject to restricted stock units, in each case as of March 7, 2011) by $24.25 per share, which is the offer price.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $28,854.21	Filing Party: Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc.
	Form of Registration No.: Schedule TO	Date Filed: March 7, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Sentinel Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct and wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2011, as amended by Amendment No. 1 filed with the Commission on March 16, 2011  (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Global Defense Technology & Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $24.25 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011, as amended (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which together with any amendments or supplements, collectively constitute the “Offer”.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Section entitled, “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by adding a new paragraph to the end of such section as follows:

“On March 21, 2011, the parties to the complaint filed on March 11, 2011 by Deepak Bhat in the Delaware Court of Chancery (the “Bhat Complaint”) entered into a memorandum of understanding (the “MOU”) providing for a settlement, subject to court approval, of the stockholder action on behalf of Mr. Bhat and a class of the shareholders affected by the transaction (the “Settlement”).  The Settlement will be submitted to the Delaware Court of Chancery for approval.  If approved by the Delaware Court of Chancery, the Settlement will resolve all of the allegations and claims asserted by the plaintiffs and the class against all defendants in connection with the Offer and the Merger and will further provide for the release and settlement by the class of the Company’s stockholders of all claims against all of the defendants and their affiliates and agents in connection with the Offer and the Merger.  As part of the settlement, all of the defendants deny all allegations of wrongdoing and deny that the disclosures made by the Company in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 as filed on March 7, 2011 were inadequate, but the Company has agreed to provide certain supplemental disclosures as set forth in Amendment No. 3 to the Schedule 14d-9 which is being filed today. The Settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger.  The second complaint filed on March 15, 2011 by Michael Rubin in the Delaware Court of Chancery will be stayed in contemplation of its dismissal when the Settlement of the Bhat Complaint is approved by the Delaware Court of Chancery.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTINEL ACQUISITION CORPORATION

By:	/s/ Matthew Cwiertnia

Name:	Matthew Cwiertnia

Title:	President

SENTINEL ACQUISITION HOLDINGS INC.

By	/s/ Matthew Cwiertnia

Name:	Matthew Cwiertnia

Title:	President